Mandy Samson

Professional Nanny

FOCUS

My hope is to provide parents with the peace of mind that their children are in a safe and stimulating environment. I strive to provide a balance of education and fun to each and every day.

EDUCATION AND CERTIFICATION

BS in Elementary Education and Psychology
December 2005 Graduate / Ewing, NJ
The College of New Jersey

Certificate of Eligibility with Advanced Standing (CEAS)
January 2006 Certification / State of New Jersey
Elementary Education

NANNY EXPERIENCE

Full Time Nanny / Family Assistant
April 2019 – May 2020 / Sammamish, WA

o   Provide full time care for one child (Start: 4 years) and part time care for one child (Start: 6 years)
o   Engage children through play, outings, and science experiments to promote skills such as independence, problem solving, communication, creativity, teamwork, and empathy
o   Transportation of children to and from daily activities
o   Preparation of meals and snacks for children
o   Household chores: laundry, vacuuming, washing dishes, cleaning kitchen and play area
o   Pet care: feeding, changing litterbox, administering medication, and transportation to vet
o   Errands: grocery shopping, donation drop-off, packing and transporting items to storage space
o   Organization of closets, pantry, and play area

Full Time Nanny
January 2019 – April 2019 / Bellevue, WA

o   Provided full time care for two children (Start: 2 years and 4 years)
o   Introduced and reinforced educational concepts through reading, play, art, experiments, and cooking
o   Encouraged independence and problem-solving during activities
o   Planned outings and activities
o   Transportation of children
o   Prepared meals and snacks for children
o   Assisted in potty training
o   Household chores (children's laundry, washing dishes, cleaning kitchen and play area)

Backup Care Nanny
November 2018 – Present / WA

o   Provide care for children of various ages
o   Maintain daily routines and schedule
o   Provide developmentally appropriate activities for children

o   Prepare meals and snacks
o   Assist with household chores
o   Pet care

Full Time Nanny
January 2014 – August 2018 / Redmond, WA

o   Provided full time care for one child (Start: 4 months) and afterschool/summer care for one child (Start: 5 years)
o   Worked with therapists and tutors to help children reach physical, social, academic, and emotional goals
o   Practiced and reinforced skills being worked on through games, art projects, and other activities
o   Provided assistance with homework
o   Organized outings and play dates
o   Prepared meals and snacks for the children
o   Grocery shopping
o   Transportated children to/from activities
o   Household chores (sweep floors, children's laundry, family linens, dishes, etc.)
o   Traveled with the family

Full Time Nanny
June 2011 – January 2014 / Bellevue, WA

o   Provided full time care for one child (Start: 5 months – Finish: 3 years)
o   Provided occasional care for one school aged child (Start: 8 years – 11 years)
o   Encouraged development of motor, social and verbal skill through activities such as singing, reading, blocks, etc.
o   Through play and reading introduced concepts such as shapes, colors, numbers and counting, directions, etc.
o   Encouraged social interaction through play dates, introduce/practice self-expression, working together and sharing
o   Prepared meals and snacks for the children
o   Occasionally ran errands
o   Transported children to/from activities
o   Provided occasional date night babysitting
o   Household chores (sweep floors, family's laundry, dishes, etc.)

After School Nanny
December 2010 – June 2011 / Bothell, WA

o   Provided after school care for two children (Start: 8 years and 10 years – Finish: 9 years and 11 years)
o   Transported children from school to activities and appointments
o   Occasionally ran errands
o   Assisted with homework
o   Supervised play dates
o   Provided snacks and sometimes dinner
o   Household chores (children's laundry, dishes, basic pet care)
o   Provided extended care when children were not in school

Full Time Nanny
February 2008 – October 2010 / Princeton, NJ

o   Provided full time care for two children (Start: 6 months and 3.5 years – Finish: 3 years and 6 years)
o   Introduced developmentally appropriate concepts to each child
o   Encouraged self-discovery through hands on play and creativity

o   Encouraged development of speech and self-expression through lots of dialogue (reading, singing, imaginative play and discussion; talking about everything, for example: the color of a house or a tree or what is happening in a story)
o   Introduced pre-reading and pre-math concepts
o   Encouraged increased independence and self-help skills
o   Scheduled daily activities and play dates
o   Provided lunch and snacks for the children
o   Supervised all activities (including swimming) and maintained a safe environment
o   Household chores (kept house tidy, children's laundry, dishwasher, etc.)
o   Traveled twice with the family

Evening Nanny / Mother's Helper
August 2007 – February 2008 / Princeton, NJ

o   Provided support to mother in the evenings so she could have individual time with each of her children (Start: 3 months and 2.5 years – Finish: 9 months and 3 years)
o   Played with one or both children
o   Assisted with meals and bath and bedtime
o   Would occasionally provide care when parents were out

Evening Nanny
November 2006 – August 2007 / Titusville, NJ

o   Provided evening care for 2 children (Start: 2 years and 6 years – Finish: 3 years and 7 years)
o   Provided homework help for 1st grader
o   Played with children during evening
o   Bathed children
o   Often provided dinner
o   Occasionally would stay later or provide some weekend care

TEACHING EXPERIENCE

Preschool Teacher
June 2007 – November 2007 / The Harmony Schools, Princeton, NJ

o   Planned and implemented developmentally appropriate activities, adjusting to the individual needs of each child
o   Introduced pre-reading and pre-math concepts (letters, numbers, colors and shapes)
o   Introduced science and social studies concepts
o   Encouraged learning through hands on activities, open ended questions and play
o   Encouraged increased independence and self-help skills

Pre-Kindergarten Teacher
March 2006 – June 2007 / The Harmony Schools, Princeton, NJ

o   Planned and implemented activities that develop mastery of basic math and reading concepts (letter and number recognition, writing, phonics, addition and subtraction with manipulatives, etc.)
o   Introduced science and social studies concepts
o   Encouraged learning through hands on activities, open ended questions and play
o   Communicated daily with parents to ensure continuity between classroom lessons and home activities